Exhibit 17.2

ROBERT D. GERINGER

July 15, 2009

File 003

David Hunt

66 Exchange Place

Salt Lake City, UT 84111

Re Castle Arch Resignation

Dear David:

As you know, I have not had sufficient time within which to provide a response explaining in detail each of the reasons for my recent resignation since receipt of your request. However, my base reasons for resigning are generally known to the company and other members of the board, and involve the fact that I have been excluded from participating in the company’s ongoing business activities, I have been denied access to the company’s business records and, when provided with information, it was often stale, inaccurate or incomplete. In instances where my opinion has been solicited, I have largely been ignored or berated for not agreeing with the other members of the board. Given these circumstances, and realizing that I was having no impact on the direction of the company operations, I determined that I was obligated to resign.

Respecting your statement concerning my “intention to continue to assist the land projects in some capacity,” I will indeed be pleased to do so but only on the condition that an acceptable agreement is in place. At the present time, I have not been so engaged.

Very truly yours,

/s/ Robert D. Geringer

ROBERT D. GERINGER

RDG/im

9595 Wilshire Boulevard, Suite 1000, Beverly Hills, CA, 90212-2510, Telephone: (310) 656-8710 Fax: (310) 656-8715